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Connor Boyack · 1st

Libertas Institute - Utah's free market think tank increasin...

I change hearts, minds, and laws to help people become more free. Author of 21 books, podcaster, and beekeeper.

Lehi, Utah · 500+ connections · Contact info

Highlights

38 mutual connections
You and Connor both know Travis Marc Wilson, Kevin Henderson, and 36 others

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Mentoring, Joining a nonprofit board.
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About

Hi, I'm Connor! I have changed dozens of laws and sold over a million books across a wide range of issues. I'm in the business of helping people become more free.
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Featured

The Tuttle Twins | Teach Your Children the Principles of Freedom
The Tuttle Twins
Your child's education is not complete without a foundation of freedom.

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- Gabb, Volley, Wooly — Connor commented
- Mic drop. Great thoughts Shay 👍 — Connor commented
- Let's do this!!! 🦗💪us🔥 — Connor commented
- Thanks for the opportunity! — Connor commented

Experience

President
Libertas Institute - Utah's free market think tank increasing liberty in the beehive state
Dec 2011 – Present · 8 yrs 10 mos
Utah
Libertas Institute is a free market public policy "think tank" located in and focusing on Utah. We've been the change agents behind many laws that increase freedom and decrease government power. We focus on free markets, property rights, personal freedom, justice and due process, and limited and open government.

Learn more at http://libertasutah.org

Board Member
Utah Home Education Association (UHEA)
Mar 2016 – Jun 2017 · 1 yr 4 mos
UHEA is the largest non-profit homeschooling organization in the state of Utah and was founded nearly four decades ago. The organization works to provide resources and guidance to homeschooling families throughout the state, as well as working to ensure that state law and education policies protect each parent's right to educate their own children as they see fit.

Senior Web Developer
Eli Kirk
Nov 2008 – Dec 2012 · 4 yrs 2 mos
Eli Kirk is a graphic design and web development agency located in Provo, Utah. We deliver branding, web, print, and marketing design creative, and we develop custom websites and other web software and applications.

Creative Director
Muzungu Designs
May 1999 – Dec 2012 · 13 yrs 8 mos
Muzungu Designs focuses on providing efficient technology solutions to small businesses. We offer web design/development, graphic/print design, corporate identity branding, SEO, and consulting services.

State Coordinator
Tenth Amendment Center

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LEARNING
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Aug 2010 – Jul 2012 · 2 yrs

The Tenth Amendment Center is a national think tank that works to preserve and protect the principles of strictly limited government through information, education, and activism. The center serves as a forum for the study and exploration of state and individual sovereignty issues, focusing primarily on the decentralization of federal government power as required by the Constitution.

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Education


Brigham Young University
BS, Information Technology
1999 – 2006

Accomplishments

1 Language
   Spanish   ⌄

Interests


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